Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated August 12, 2024

Relating to Preliminary Prospectus Supplement dated August 12, 2024

Registration Statement No. 333-281344

ENLINK MIDSTREAM, LLC

5.650% Senior Notes due 2034

Pricing Term Sheet

Issuer:	EnLink Midstream, LLC

Guarantor:	EnLink Midstream Partners, LP

Security Type:	Senior Unsecured Notes

Offering Format:	SEC Registered

Ratings*:	Ba1 (Moody’s)
BBB- (S&P)
BBB- (Fitch)

Pricing Date:	August 12, 2024

Expected Settlement Date**:	August 15, 2024 (T+3)

Principal Amount:	$500,000,000

Maturity Date:	September 1, 2034

Coupon:	5.650%

Public Offering Price:	99.618% of the principal amount

Benchmark Treasury:	3.875% due August 15, 2034

Benchmark Treasury Price and Yield:	99-25+; 3.900%

Spread to Benchmark Treasury:	+180 bps

Yield to Maturity:	5.700%

Interest Payment Dates:	March 1 and September 1, beginning March 1, 2025

Optional Redemption:

Make-Whole Call:	T + 30 bps prior to June 1, 2034

Call at Par:	On or after June 1, 2034

Net Proceeds (after underwriting discount and before offering expenses):	$494,840,000

CUSIP / ISIN:	29336T AE0 / US29336TAE01

Joint Book-Running Managers:	BofA Securities, Inc.
Citigroup Global Markets Inc.
Mizuho Securities USA LLC
RBC Capital Markets, LLC
MUFG Securities Americas Inc.
PNC Capital Markets LLC
TD Securities (USA) LLC
Wells Fargo Securities, LLC

Co-Managers:	Comerica Securities, Inc. Regions Securities LLC Scotia Capital (USA) Inc. Truist Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

**	The issuer expects that delivery of the notes will be made against payment therefor on or about August 15, 2024, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the business day prior to settlement will be required, by virtue of the fact that the notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes before the business day prior to settlement should consult their own advisors.

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement), as amended, with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the base prospectus in that registration statement, and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC’s online database (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to send you the base prospectus and prospectus supplement if you request them by contacting BofA Securities, Inc. at (800) 294-1322, Citigroup Global Markets Inc. at (800) 831-9146, Mizuho Securities USA LLC at (866) 271-7403 and RBC Capital Markets, LLC at (866) 375-6829.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.